Exhibit 23(b)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Siebel Systems, Inc.:

We consent to the use of our reports dated March 11, 2005, relating to the consolidated balance sheets of Siebel Systems, Inc. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports are incorporated by reference in this registration statement on Amendment No. 4 to Form S-4 of Ozark Holding Inc. and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus.

/s/ KPMG LLP

Mountain View, California

December 27, 2005